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                            July 17, 2023

       Jason Barnard
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 7, 2023
                                                            File No. 333-272028

       Dear Jason Barnard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed July 7, 2023

       The Offering, page 12

   1. We note your reference on page 13 to the option of the underwriters to purchase an additional 52,272
common shares. Please reconcile this amount with other disclosure in your prospectus that
you have granted to the underwriters a 45-day option to purchase up to an additional 15% of
the common shares sold in the offering (136,363 additional
                                                        shares).
       Financial Statements, page F-1

   2. Please update your financial statements and related disclosures throughout your registration statement
as required by Item 8.A.4 of Form 20-F.
 Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 17, 2023
Page 2

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.




                                                          Sincerely,
FirstName LastNameJason Barnard
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
July 17, 2023 Page 2
cc:       Anthony Epps, Esq.
FirstName LastName